UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagBank PagSeguro

Earnings Release

4Q22

March 2, 2023

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5 YEARS PAGS LISTED NYSE

PAGS reports Fourth Quarter 2022 Results

Net Income | GAAP of R$ 408 million, +35% y/y (EPS: R$ 1.24)
Net Income | GAAP of R$ 1.5 billion in FY22 (EPS: R$ 4.57)
São Paulo, March 2, 2023 – PagSeguro Digital Ltd. (“PAGS” or “we”) announced today its fourth quarter results for the period ended December 31, 2022. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information about certain of the metrics and indicators in this release, please consult the Glossary available at the end of this release.
4Q22 Highlights

Total Revenue and Income	PagSeguro TPV	PagBank TPV

R$ 4.0 Billion	R$ 94.3 Billion	R$ 114.8 Billion

+22%
R$3.2B
R$3.4B
R$3.9B
R$4.0B
R$4.0B
4Q21
1Q22
2Q22
3Q22
4Q22

+19%
R$78.9B
R$80.1B
R$89.2B
R$90.3B
R$94.3B
4Q21
1Q22
2Q22
3Q22
4Q22

+68%
R$68.2B
R$72.1B
R$85.5B
R$105.2B
R$114.8B
4Q21
1Q22
2Q22
3Q22
4Q22

Net Income | GAAP	HUBs TPV share (%)	Total Deposits

R$ 408 Million	32.7%	R$ 20.7 Billion

EPS Diluted
R$0.91
R$1.05
R$1.10
R$1.16
R$1.24
+35%
R$301M
R$350M
R$367M
R$380M
R$408M
4Q21
1Q22
2Q22
3Q22
4Q22

+10.3 p.p.
22.4%
25.1%
28.1%
30.7%
32.7%
4Q21
1Q22
2Q22
3Q22
4Q22

+134%
R$8.8B
R$11.2B
R$15.5B
R$19.4B
R$20.7B
4Q21
1Q22
2Q22
3Q22
4Q22

Net Income | Non-GAAP	PagSeguro Gross Profit	PagBank Gross Profit

R$ 411 Million	R$ 1.3 Billion	R$ 131 Million

+23%
R$334M
R$371M
R$403M
R$411M
R$411M
4Q21
1Q22
2Q22
3Q22
4Q22

+14%
R$1.1B
R$1.2B
R$1.4B
R$1.3B
R$1.3B
4Q21
1Q22
2Q22
3Q22
4Q22

+71%
R$76M
R$20M
R$41M
R$76M
R$131M
4Q21
1Q22
2Q22
3Q22
4Q22

To our shareholders
Another year ended and we have several reasons to celebrate important milestones, but before I begin, I would like to thank our top-notch team for such a unique commitment to our mission to disrupt and democratize the access of financial services and payments in Brazil in a simple, safe, affordable, and digital ecosystem.
In 2022, we surpassed 1 trillion reais in processed financial transactions, with PagBank volumes outpacing PagSeguro volumes for the first time during the third quarter.
In December 2022, we had 28 million clients, making us the second largest digital bank in Brazil: a Brazilian tech company made for and focused on Brazilians. The unique combination of 40% growth in PagSeguro TPV, leading to 354 billion reais in Payments, 10% market share in PIX transactions and salary portability led our deposits to surpass important landmarks: 10 billion reais in the first quarter and 20 billion reais in the fourth quarter.
The interest rate hikes over the last two years imposed additional challenges for the sector. During 2022, we implemented a successful repricing model to recover spreads. At the same time, we gained market share and diversified our merchants base, with HUBs representing more than 30% of our TPV in the last two quarters.
Our discipline in managing cost/expenses did not stop us in further improving our services. In 2022, we launched new features in our ecosystem, highlighting the bank account for businesses with multiple owners, credit card backed by CDs and account balance savings, automatic savings, and SMB Payroll Platform. Our service levels also improved, with our contact rate decreasing almost 50% and our timing for POS delivery and replacement going down 10% and 25%, respectively.
The combination of payments and banking services has been a winning strategy for PAGS, not only through the delivery of a superior and unique value proposition for our customers, but also because it has been replacing our exposure to external higher cost funding sources by PagBank customer deposits. As we operate through a full banking license, we have been able to better manage our spreads while diversifying our funding. In the fourth quarter, TPV mix and increasing deposits growth, mainly from account balances, drove down our financial expenses for the first time after eight quarters of strong increases.
As a result of all these achievements, we presented net income growth in GAAP and non-GAAP basis totaling 1.5 and 1.6 billion reais, respectively, consolidating our position as the most profitable fintech/merchant acquirer in Brazil. Disciplined capital allocation and our focus on sustainable growth has put our equity position at 12 billion reais, with 52% composed by retained earnings and almost 10 billion reais in net cash balance, leaving us well-positioned for the next steps of our journey, despite the uncertainties in the economic outlook.
On top of these strong results, we also delivered countless achievements in ESG during 2022. We released our second Sustainability report and disclosed for the first time our Climate Change report on CDP and GHG Protocol Program based on our verified GHG inventories. We also became a carbon-neutral company by offsetting 100% of our Scope 1, Scope 2, and Scope 3 emissions for the years 2019, 2020, and 2021. In financial inclusion, which we consider our natural calling, 40% of merchants joined the formal economy after subscribing to our services. With respect to human capital, we launched PagTalents, our internship program, with 50% of the positions being dedicated to young and socio-economically vulnerable, providing exclusive access to courses and trainings and at the same time, fostering the education for vulnerable communities and gender equality through our tech education programs such as #ElasTech, Vai na Web and G10 Tech.
For 2023, our investment strategy to balance growth with profitability is focused on the following pillars:
•Profitable growth in Payments with sustainable market share increase in key segments;
•Fostering engagement in PagBank to diversify revenue sources and increase revenue per customer;
•Development of our payments and banking ecosystem to provide superior and unique value;
•Ongoing improvement in models and processes to further decrease losses and promote operational efficiency;
•Disciplined cost management and capital allocation to improve EPS and cash flow generation.
Once again, we remain extremely excited for the next chapters of PAGS taking advantage of digital financial disruption in Brazil.
Alexandre Magnani, Chief Executive Officer

Selected Capsule Income Statement Data* | Fourth Quarter 2022

R$ Million	4Q22		4Q21		Var. y/y	3Q22		Var. q/q
Total Revenues and Income[1]	3,962		3,236		22%	4,035		-2%
PagSeguro	3,654		2,916		25%	3,712		-2%
PagBank[2]	329		309		7%	339		-3%
(-) Other Financial Income	(43)		(44)		(1) %	(46)		-6%
(-) Transactions Costs	(1,478)		(1,398)		6%	(1,424)		4%
Net Take Rate	2,440		1,795		36%	2,565		-7%
(-) Financial Expenses	(855)		(403)		112%	(921)		-7%
(-) Total Losses | CBK (+) ECL[3]	(192)		(214)		(11) %	(273)		-30%
(+) FX Expenses	15		17		(15) %	12		18%
Gross Profit	1,409		1,195		18%	1,384		2%
PagSeguro	1,278		1,119		14%	1,308		-2%
PagBank	131		76		71%	76		72%
(-) Operating Expenses	(621)		(583)		7%	(615)		1%
Adjusted EBITDA[4]	788		612		29%	770		2%
PagSeguro	809		682		19%	868		-7%
PagBank	(21)		(70)		(70) %	(99)		-78%

(-) POS Write-off	(66)		0		n.a.	(41)		59%
(-) D&A	(270)		(220)		23%	(290)		-7%
(+/-) Other Income (Expense), Net	(15)		(17)		(15) %	(12)		18%
EBT	480		418		15%	472		2%
(-) Income Tax and Social Contribution	(69)		(84)		(18) %	(61)		13%
Net Income | Non-GAAP	411		334		23%	411		— %
(-) Non-GAAP Effects	(4)		(33)		(89) %	(31)		-88%
Net Income | GAAP	408		301		35%	380		7%
Cash Earnings | Adj. EBITDA (-) CapEx	410		89		359%	267		53%
EPS	R$	1.24	R$	0.91	36%	R$	1.16	7%
* This selected capsule income statement data is presented only to facilitate a general overview of highlights of our financial performance for the periods indicated for informational purposes. For our complete Income Statement information, see our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, in our Form 6-K related to the Financial Statements, published on the date hereof.
1. Including Other Financial Income;
2. Including Float Revenue;
3. Total Losses: Chargebacks and Expected Credit Losses;
4. Adjusted EBITDA: EBITDA net of Financial Expenses.

Selected Capsule Income Statement Data* | Full Year 2022

R$ Million	2022	2021	Var. y/y
Total Revenues and Income[1]	15,335	10,449	47%
PagSeguro	14,097	9,453	49%
PagBank[2]	1,287	917	40%
(-) Other Financial Income	(176)	(159)	11%
(-) Transactions Costs	(5,620)	(4,321)	30%
Net Take Rate	9,540	5,969	60%
(-) Financial Expenses	(3,152)	(791)	299%
(-) Total Losses | CBK (+) ECL[3]	(984)	(664)	48%
(+) FX Expenses	49	82	-40%
Gross Profit	5,453	4,595	19%
PagSeguro	5,185	4,397	18%
PagBank	268	198	35%
(-) Operating Expenses	(2,400)	(2,040)	18%
Adjusted EBITDA	3,053	2,555	19%
PagSeguro	3,373	2,881	17%
PagBank	(320)	(325)	-2%

(-) POS Write-off	(200)	0	n.a.
(-) D&A	(1,080)	(752)	44%
(+/-) Other Income (Expense), Net	127	77	64%
EBT	1,899	1,880	1%
(-) Income Tax and Social Contribution	(302)	(455)	-34%
Net Income | Non-GAAP	1,597	1,425	12%
(-) Non-GAAP Effects	(92)	(259)	-64%
Net Income | GAAP	1,505	1,166	29%
Cash Earnings | Adj. EBITDA (-) CapEx	917	803	14%
EPS	R$ 4.57	R$ 3.51	30%
* This selected capsule income statement data is presented only to facilitate a general overview of highlights of our financial performance for the periods indicated for informational purposes. For our complete Income Statement information, see our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, in our Form 6-K related to the Financial Statements, published on the date hereof.
1. Including Other Financial Income;
2. Including Float Revenue;
3. Total Losses: Chargebacks and Expected Credit Losses;
4. Adjusted EBITDA: EBITDA net of Financial Expenses.

Key Performance Indicators

	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Return on Average Equity Forward (ROAE)	14.0%	11.5%	2.5 p.p.	13.4%	0.6 p.p.
Average Revenue per Active Client (ARPAC)
PagSeguro | R$	1,893	1,266	50%	1,765	7%
PagBank | R$	86	86	1%	90	-4%
Efficiency Ratio	16.7%	19.5%	(2.8) p.p	20.5%	(3,8) p.p
Credit Portfolio | R$ Billion	2.7	1.9	43%	2.7	3%
Deposits | R$ Billion	20.7	8.8	134%	19.4	6%

Selected Capsule of Balance Sheet Data*

R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Total Assets	45,329	31,076	46%	43,276	5%
Current Assets	39,767	26,719	49%	37,709	5%
Cash & Financial Investments[1]	2,932	2,577	14%	2,478	18%
Account Receivables	36,249	23,429	55%	34,570	5%
Others[2]	586	714	-18%	661	-11%
Non-Current Assets	5,562	4,356	28%	5,567	0%
Account Receivables	746	229	226%	731	2%
PP&E & Intangible Assets[3]	4,652	3,939	18%	4,671	0%
Others[4]	164	188	-13%	164	0%
Liabilities and Equity	45,329	31,076	46%	43,276	5%
Current Liabilities	29,740	19,003	57%	28,287	5%
Payables to Merchants[5]	9,321	7,516	24%	8,214	13%
PagBank Checking Accounts	8,667	5,701	52%	6,734	29%
PagBank CDs and Others[6]	10,101	3,056	230%	10,795	-6%
Borrowings	0	1,006	n.a.	987	n.a.
Others[7]	1,652	1,724	-4%	1,558	6%
Non-Current Liabilities	3,747	1,571	139%	3,477	8%
PagBank CDs + Others[8]	1,895	78	2343%	1,843	3%
Others[9]	1,852	1,493	24%	1,634	13%
Equity[10]	11,842	10,502	13%	11,512	3%
* This selected capsule balance sheet data is presented only to facilitate a general overview of the highlights of our financial performance for the periods indicated for informational purposes. For our complete Balance Sheet information, see our consolidated financial statements prepared in accordance with IFRS as issued by the IASB, in our Form 6-K related to the Financial Statements, published on the date hereof.
Balance Sheet Reconciliation
1. Cash & Cash Investments: Cash and Cash Equivalents + Financial Investments;
2. Others: Inventories + Taxes Recoverable + Other Receivables;
3. PP&E & Intangible Assets: Property and Equipment + Intangible Assets;
4.Others: Judicial Deposits + Prepaid Expenses + Deferred Income Tax and Social Contribution + Investments;
5. Payables to Third Parties: Payable to Third Parties – Checking Accounts;
6. Savings Accounts: Current Deposits;
7. Others: Trade Payables + Payables to Related Parties + Derivative Financial Instruments + Salaries and Social Charges + Taxes and Contributions + Provision for Contingencies + Deferred Revenue + Other Liabilities;
8. PagBank CDs + Others: Non-current Deposits;
9. Others: Deferred Income Tax and Social Contribution + Provision for Contingencies + Deferred Revenue + Other Liabilities;
10. Equity: Capital Reserve + Other Comprehensive Income + Equity Valuation Adjustments + Profit Retention Reserve + Treasury Shares.

Capital Market¹

Key Operating Indicators	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Market Cap | $ Billion	2.9	8.6	-67%	4.4	-34%
Market Cap | R$ Billion	15.2	48.1	-68%	23.6	-36%
Stock Price | $	8.7	26.2	-67%	13.2	-34%
Stock Price | R$	46.2	146.2	-68%	71.6	-36%
Book Value per Share | $	11.0	9.4	17%	10.3	7%
Book Value per Share | R$	58.3	52.6	11%	56.0	4%
1. As of the last day of the quarter.
Operational Performance
Total Payment Volume (TPV)

R$ Billion	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
PAGS	209.0	147.1	42%	195.5	7%
PagSeguro	94.3	78.9	19%	90.3	4%
PagBank	114.8	68.2	68%	105.2	9%
PAGS TPV totaled R$ 209.0 billion, an increase of +42% vs. 4Q21 due to the +19% growth in PagSeguro TPV and +68% in PagBank TPV, mainly driven by the maturation of merchant cohorts’ and market share gains in payments combined with the deeper engagement with PagBank services.
PagSeguro TPV totaled R$ 94.3 billion, an increase of +19% vs. 4Q21 mainly due to:
(i)    larger share of wallet mainly driven by the cash conversion into electronic payments;
(ii)    maturation of existing cohorts due to increasing productivity of our sales channels;
(iii)    market share gains boosted by HUBs execution exploring a much larger market;
partially offset by:
(iv)    weaker consumption during the period mainly due to World Cup games on business days and lower credit exposure from Brazilian banks.
PagBank TPV totaled R$ 114.8 billion, an increase of +68% vs. 4Q21. This growth is mainly related to our clients’ deeper engagement with day-to-day banking tools (such as PIX, bill payments, mobile top-up), cards spending and credit underwriting. The number of PIX transactions by PagBank clients accounted for 9.8% of the total PIX transactions in Brazil. The deeper engagement of our clients reflects the results of our close-loop ecosystem: starting with cash-in, followed by investments options that unlock a credit card offer, encouraging new purchases by our clients.

PagBank Clients

# Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Total Clients	27.7	21.9	27%	25.9	7%
Active Clients	16.2	13.1	24%	15.8	3%
Consumers	9.7	6.5	50%	9.1	7%
Merchants	6.5	6.6	-2%	6.6	-3%
PagBank ended the quarter with 27.7 million clients, representing an increase of +27% vs. 4Q21, and Active Clients of 16.2 million, an increase of +24% vs. 4Q21. This increase is mainly related to higher penetration in the consumers segment which represents 60% of PagBank clients vs. 50% in 4Q21. This increase also reflects the release of new products by PagBank and best-in-class user experience.
PagSeguro Active Merchants

# Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Total	7.1	7.7	-8%	7.3	-3%
Merchants w/ PagBank	6.5	6.6	-2%	6.6	-3%
Merchants w/o PagBank	0.6	1.1	-43%	0.7	-7%
PagSeguro ended the quarter with 7.1 million Active Merchants, the highest Active Merchants base in the Brazilian Acquiring Industry, representing a decrease of 8% vs. 4Q21. Since the beginning of the year, PagSeguro has been adopting a more selective acquisition strategy by increasing POS prices (and reducing POS subsidies), focusing on clients with better unit economics, higher activation, and deeper engagement with PagBank.
Credit Portfolio

R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Credit Portfolio	2,720.7	1,907.0	43%	2,653.3	3%
Working Capital	743.4	1,069.7	-31%	813.3	-9%
Credit Card	1,112.5	726.1	53%	1,014.1	10%
Payroll Loan + Others[1]	864.8	111.2	678%	825.9	5%
Provision for Losses	(985.6)	(436.5)	126%	(902.6)	9%
Working Capital	(521.9)	(256.9)	103%	(494.1)	6%
Credit Card	(451.3)	(174.0)	159%	(399.6)	13%
Payroll Loan + Others[1]	(12.4)	(5.6)	123%	(8.9)	39%
Credit Portfolio, net	1,735.1	1,470.4	18%	1,750.7	-1%
Secured Products, gross	1,083.5	128.0	747%	926.4	17%
as % of Credit Portfolio	40%	7%	33.1 p.p.	35%	4.9 p.p.
Unsecured Products, gross	1,637.2	1,779.0	-8%	1,726.8	-5%
as % of Credit Portfolio	60%	93%	(33.1) p.p.	65%	(4.9) p.p.
Past due > 90 days over gross Credit Portfolio	32.4%	17.1%	15.3 p.p.	28.3%	4.1 p.p.
1. Payroll Loan + Others.
Credit Portfolio reached R$ 2.7 billion in 4Q22, representing an increase of +43% vs. 4Q21. This increase was mostly driven by secured loan underwriting such as Payroll Loans, FGTS early prepayment and our Secured Credit Card. Secured products reached 40% of share in the Credit Portfolio, resulting in a better-balanced portfolio.

Total Deposits

R$ Billion	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Total Deposits	20.7	8.8	134%	19,4	6%
Average Percentage Yield (APY)[1]	96%	94%	2.8 p.p.	99%	(2.6) p.p.
Accounts Balance	8.7	5.7	52%	6.7	29%
Average Percentage Yield (APY)[1]	69%	59%	10.0 p.p.	66%	3.0 p.p.
Merchant's Payment Account	1.2	0.5	124%	0.8	44%
Accounts Balance	7.5	5.2	45%	5.9	27%
PagBank CDs + Others	12.0	3.1	283%	12.7	-5%
Average Percentage Yield (APY)[1]	116%	156%	(40) p.p.	117%	(0.4) p.p.
Certificate of Deposits	9.8	2.5	291%	10.2	-4%
Interbank Deposits	2.1	0.4	419%	2.2	-7%
Corporate Securities	0.1	0.2	-60%	0.2	-57%
1. As % of CDI.
Brazilian Interest Rate

Annual %	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
SELIC	13.75%	9.25%	4.5 p.p.	13.75%	0.0 p.p.
SELIC | Average	13.75%	7.68%	6.1 p.p.	13.58%	0.2 p.p.
CDI	13.65%	7.63%	6.0 p.p.	13.47%	0.2 p.p.
CDI | Average	13.65%	9.15%	4.5 p.p.	13.65%	0.0 p.p.
Total Deposits reached R$ 20.7 billion, representing an increase of +134% vs. 4Q21. This increase was mainly driven by the +52% y/y growth in Accounts Balance (following cash-in increase trends), which allowed the company to reduce the PagBank CDs distribution by third-party partners, which resulted in lower cost of funding.
Financial Performance
Total Revenue and Income

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Total Revenue and Income[1]	3,962	3,236	22%	4,035	-2%
PagSeguro	3,654	2,916	25%	3,712	-2%
PagBank[2]	329	309	7%	339	-3%
Other Financial Income	43	44	-1%	46	-6%
1. Including Other Financial Income;
2. Including Float, intercompany revenue from PagSeguro’s funding.
Total Revenue and Income reached R$ 3,962 million in 4Q22, representing an increase of +22% from R$ 3,236 million reported in 4Q21. The breakdown of PagSeguro, PagBank and Other Financial Income differs from Total Revenue and Income amount due to PagBank Float, which is an intercompany revenue from PagSeguro funding, not accounted into Total Revenue and Income.

The increase is explained below:
(i)Transaction Activities and Other Services:
Revenues from Transaction Activities and Other Services in 4Q22 amounted to R$ 2,304 million, representing an increase of +12% vs. 4Q21, due to:
    PagSeguro TPV growth of +19% y/y, reaching R$ 94.3 billion in 4Q22; and
    PagBank Net Revenues growth of +7%, totaling R$ 329 million in 4Q22.
(ii)Financial Income:
Financial Income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, reached R$ 1,615 million, representing an increase of +42%, mainly due to:
    Increasing volume of credit transactions in PagSeguro TPV;
    Longer duration of installments in the TPV mix vs. 4Q21; and
    Ongoing repricing while balancing client relationships.
(iii)Other Financial Income:
Other Financial Income reached R$ 43 million in 4Q22, flat compared to 4Q21, due to:
    Increase in interest on Cash and Cash Equivalents plus Financial Investments due to the higher Brazilian Basic Interest Rate (SELIC) as compared to 4Q21; and
    Deductions from Other Financial Income amounted to R$ 31.3 million in 4Q22 as compared to R$ 4.2 million in 4Q21. This increase is mainly due to new taxation legislation imposed by BCB Resolution nº 33 of 10/29/2020, which was implemented in January 2022 and changed prepayment to merchants through a fund revenue recognition to Financial Assets resulting in a tax of 4.65% vs. 0.00% charged previously. This effect will continue impacting PAGS’ results going forward.
Transaction Costs

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Transactions Costs	(1,478)	(1,398)	6%	(1,424)	4%
% Total Revenue and Income	37.3%	43.2%	(5.9) p.p.	35.3%	2.0 p.p.
Interchange and Card Scheme Fee	(1,413)	(1,178)	20%	(1,380)	2%
Others	(66)	(220)	-70%	(45)	47%
Non-GAAP effect of R$ 53M in 3Q22 related to PagPhone’s reimbursement.

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Transactions Costs	(1,478)	(1,398)	6%	(1,372)	8%
% Total Revenue and Income	37.3%	43.2%	(5.9) p.p.	34.0%	3.3 p.p.
Interchange and Card Scheme Fee	(1,413)	(1,178)	20%	(1,380)	2%
Others	(66)	(220)	-70%	8	n.a.

Transaction Costs reached R$ 1,478 million in 4Q22, representing an increase of +6% from R$ 1,398 million reported in 4Q21. As a percentage of the total of our Total Revenue and Income, Transaction Costs decreased to 64% in 4Q22 vs. 68% in 4Q21, due to lower costs in connection with equipment maintenance and logistics, reflecting our strategy of being more selective regarding the addition of merchants.
The increase is mainly related to:
    Interchange Fees and Card Scheme Fees paid to card issuers and networks totaled R$ 1,413 million in 4Q22, representing an increase of +20% y/y, mainly driven by the increase in TPV higher penetration on small and medium businesses (SMBs) segment and a higher share of credit card volumes; and
    Other Costs decreased in 4Q22 mainly explained by lower logistics and maintenance costs related to lower gross adds of merchants in the period, in addition to PagPhone write-off one-time expenses in 4Q21, which amounted to R$ 139 million.
Net Take Rate

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Net Take Rate	2,440	1,795	36%	2,565	-5%
PagSeguro TPV | R$ Billion	94	79	19%	90	4%
Net Take Rate | %	2.59%	2.27%	0.3 p.p.	2.84%	(0.3) p.p.
PAGS Net Take Rate totaled R$ 2,440 in 4Q22, representing an increase of +36% vs. 3Q21. This increase reflects our ongoing repricing process, which is mainly applicable to our prepayment services. On a quarterly basis, PAGS Net Take Rate decreased -7%, reflecting the higher share of Debit transactions during the period and PagBank focus on secured loans, which has longer duration, impacting interest income growth in the short-term.
Financial Expenses

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Financial Expenses	(855)	(403)	112%	(921)	-7%
% PagSeguro TPV	0.95%	0.60%	0.3 p.p.	1.03%	(0.1) p.p.
Securitization of Receivables	(216)	(228)	-5%	(307)	-30%
Certificates of Deposits | Accrued Interest	(639)	(174)	267%	(614)	4%
Financial Expenses totaled R$ 855 million in 4Q22, representing an increase of +112% vs. 4Q21, explained by:
(i)    PagSeguro TPV growth; and
(ii)    Additional expenses related to the Brazilian Basic Interest Rate (SELIC) hikes, partially offset by deposits growth, which helped to reduce company’s cost of funding.

Total Losses

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Total Losses	(192)	(214)	-11%	(273)	-30%
% PagSeguro TPV	0.21%	0.32%	(0.1) p.p.	0.31%	(0.1) p.p.
Chargebacks	(112)	(89)	26%	(126)	-11%
% PagSeguro TPV	0.12%	0.13%	(0.0) p.p.	0.14%	(0.0) p.p.
Expected Credit Losses (ECL)	(80)	(126)	-37%	(146)	-46%
% Outstanding ECL / Credit Portfolio	2.92%	6.59%	(3.7) p.p.	5.52%	(2.6) p.p.
Total Losses reached R$ 192 million in 4Q22, representing a decrease of -11% vs. 4Q21. As a percentage of Total Revenues and Income, Total Losses decreased by -180 bps to 4.8% in 4Q22 vs.6.6% in 4Q21. This decrease was mainly due to PagSeguro TPV higher exposure to debit cards, which have a lower likelihood of fraudulent transactions in addition to the lower amount of expected credit losses expenses in PagBank Credit operation.
Gross Profit

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Gross Profit	1,409	1,195	18%	1,384	2%
Gross Margin	35.6%	36.9%	(1.4) p.p.	34.3%	1.3 p.p.
PagSeguro	1,278	1,119	14%	1,308	-2%
PagBank	131	76	71%	76	72%
Gross Profit totaled R$ 1,409 million in 4Q22, representing an increase of +18% from R$ 1,195 million reported in 4Q21. This increase is mainly related to volume gains, successes stemming from PAGS’ repricing strategy, operating leverage captured by PAGS and diligent credit underwriting strategy more focused on secured products with longer duration. This increase was partially offset by the increase in the average interest rate of the quarter, driving up financial expenses.
Operating Expenses

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Operating Expenses	(621)	(583)	7%	(615)	1%
OpEx as % of Total Revenue and Income	15.7%	18.0%	(2.3) p.p.	15.2%	0.5 p.p.
Personnel Expenses	(249)	(214)	16%	(235)	6%
Marketing and Advertising	(178)	(178)	0%	(200)	-11%
Other (Expenses) Income, Net	(194)	(191)	1%	(180)	8%

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Operating Expenses	(590)	(627)	-6%	(710)	-17%
OpEx as % of Total Revenue and Income	14.9%	19.4%	(4.5) p.p.	17.6%	(2.7) p.p.
Personnel Expenses	(208)	(259)	-20%	(278)	-25%
Marketing and Advertising	(178)	(178)	0%	(200)	-11%
Other (Expenses) Income, Net	(205)	(191)	7%	(232)	-12%
Non-GAAP Operating Expenses which include Personnel Expenses, Marketing and Advertising and Other Expenses, totaled R$ 621 million, representing an increase of +7% from R$ 583 million in 4Q21. As a percentage of Total Revenue and Income, Non-GAAP Operating Expenses represented 15.7% vs. 18% in 4Q21, showing PAGS ability to capture operating leverage.

When including LTIP Expenses reversal of R$ 42 million and Software disposals of R$ 11 million (explained below), Operating Expenses (GAAP) totaled R$ 590 million.
The increase is mainly related to:
    Personnel Expenses reached R$ 249 million, representing an increase of +16% vs. 4Q21. As a percentage of Total Revenues and Income, non-GAAP Personnel Expenses were 6.3% in 4Q22, a decrease of 30 bps from 6.6% reported in 4Q21;
When including LTIP Expenses reversal of R$ 42 million, related to lower share-based compensation during the period, GAAP Personnel Expenses totaled R$ 208 million;
    Marketing and Advertising totaled R$ 178 million in 4Q22, stable vs. 4Q21. As a percentage of Total Revenues and Income, Marketing and Advertising expenses decreased by 100 bps to 4.5% in 4Q22, from 5.5% in 4Q21. This decrease was mainly due to the Company's decision of being more selective in attracting new clients with better unit economics and LTV/CAC ratio; and
    Other Expenses reached R$ 194 million in 4Q22, representing an increase of +1% from R$ 191 million reported in 4Q21. As a percentage of Total Revenues and Income, Other Expenses was 6.7% in 4Q22, an increase of +80 bps from 5.9% reported in 4Q21.
When including Software disposal expenses of R$ 11 million related to software impairment from acquired companies, GAAP Other Expenses totaled R$ 205 million.
Adjusted EBITDA and Capital Expenditures

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Adj. EBITDA	788	612	29%	770	2%
Adj. EBITDA Margin	19.9%	18.9%	1.0 p.p.	19.1%	0.8 p.p.
PagSeguro	809	682	19%	868	-7%
PagBank	(21)	(70)	-70%	(99)	-78%
Capital Expenditures (CapEx)	378	523	-28%	502	-25%
Cash Earnings | Adj. EBITDA (-) CapEx	410	89	359%	267	53%
Adjusted EBITDA amounted to R$ 788 million in 4Q22, representing an increase of +29% vs. 4Q21, reflecting the ongoing repricing strategy carried out by PAGS during the period and operating leverage gains on HUBs and PagBank operations.
Capital Expenditures amounted to R$ 378 million in 4Q22, representing a decrease of -28% vs. 4Q21, reflecting our diligent strategy related to merchants’ acquisition and investments in PagBank new products development.
Cash Earnings | Adjusted EBITDA (-) CapEx amounted to R$ 410 million in 4Q22, representing an increase of +359% vs. 4Q21, driven by our diligent purchases of POS and technology investments, in addition to improved POS recovery processes and cash generation.
Depreciation and Amortization

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Depreciation and Amortization	(270)	(220)	23%	(290)	-7%
% Total Revenue and Income	6.8%	6.8%	0.0 p.p.	7.2%	(0.4) p.p.

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Depreciation and Amortization	(307)	(226)	36%	(294)	4%
% Total Revenue and Income	7.7%	7.0%	0.8 p.p.	7.3%	0.4 p.p.

Depreciation and Amortization reached R$ 270 million, representing an increase of +23%, from R$ 220 million in 4Q21. Depreciation and amortization expenses consist mainly of: (i) the depreciation of POS devices, and (ii) the amortization of research and development (R&D) investments, mainly related to software and technology developments for the business. These investments related to R&A allow the company to defer its tax liability through “Lei do Bem” (Technological Innovation Law).
These amounts exclude:
(i)    M&A expenses related to the amortization of fair value assets acquired as well as expenses for external consulting, accounting, and legal services in the amount of R$ 4.6 million in 4Q22; and
(ii)    Capitalized expenses related to platforms development in the amount of R$ 32 million.
Including Non-GAAP expenses mentioned above, Depreciation and Amortization totaled R$ 307 million in the quarter, up +36% when compared to the R$ 225 million reported in 4Q21.
POS Write-off

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
POS Write-off	(66)	0	n.a.	(41)	59%
% Total Revenue and Income	1.7%	0.0%	1.7 p.p.	1.0%	0.6 p.p.
In September 2019, we changed our business model from selling POS devices to a subscription format to follow the industry’s best standards and to improve the merchant’s user experience in terms of:
•    POS delivery for new merchants; and
•    POS maintenance and replacement for existing merchants.
At that time, we strategically prepared for the launch of more than 300 HUBs with a salesforce of 3,000 employees to have the best SLAs in the market, providing a superior value proposition to focus not only on pricing (POS, MDR and prepayment) fee itself.
Between 2020 and 2021, the COVID-19 pandemic changed merchants’ transaction profile into the PAGS ecosystem, adding more complexity to understanding merchants’ engagement and activity level. Now we have a better understanding of merchants’ activity, and we started to write-off POS devices beginning in the 2Q22. In 4Q22, this value amounted to R$ 66 million vs. R$ 41 million in 3Q22.
Earnings Before Tax

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
EBT	480	418	15%	472	2%
EBT Margin	12.1%	12.9%	(0.8) p.p.	11.7%	0.4 p.p.
Earnings before Tax amounted to R$ 480 million in 4Q22, representing an increase of +15% vs. 4Q21, reflecting our business growth in PagSeguro and PagBank, lower losses and operational efficiencies partially offset by higher Financial Expenses, Depreciation and Amortization, and POS Write-off.

Income Tax and Social Contribution Reconciliation

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Profit for the period before Taxes	475	368	29%	425	12%
Statutory Rate	34.0%	34.0%	0.0 p.p.	34.0%	0.0 p.p.
Expected Income Tax and Social Contribution	(161)	(125)	29%	(145)	12%
Income Tax and Social contribution effect on:
R&D and Tech Innovation Benefit - Law 11,196/05 (i)	80	70	14%	63	28%
Taxation of Income abroad (ii)	25	(20)	n.a.	35	-27%
Other	(11)	8	n.a.	2	n.a.
Income Tax and Social Contribution Expenses	(67)	(67)	0%	(45)	49%
Effective Tax Rate	14.2%	18.2%	(4.1) p.p.	10.6%	3.6 p.p.
Income Tax and Social Contribution – Current	(34)	(91)	-62%	2	n.a.
Income Tax and Social Contribution – Deferred	(33)	23	n.a.	(47)	-29%
(i) Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro group on specific intangible assets, see Note 13 in our Form 6-K related to the Financial Statements, published on the date hereof.
(ii) Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
Income Tax and Social Contribution amounted to an expense of R$ 67 million in 4Q22, stable versus 4Q21. Our Effective Tax Rate (ETR) decreased by -410 bps to 14% in 4Q22 from 18% in 4Q21. In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Additionally, in 4Q22 we experienced another effect related to Taxation of Income abroad. Certain entities or investment funds adopt different taxation regimes in accordance with the applicable rules in their respective jurisdictions, which resulted in a decrease in our ETR by 5.0% for 4Q22.
Net Income

R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Net Income | Non-GAAP	411	334	23%	411	0%
Net Margin | Non-GAAP	10.4%	10.3%	0.1 p.p.	10.2%	0.2 p.p.
Non-GAAP Effects	(4)	(33)	-89%	(31)	-88%
Net Income | GAAP	408	301	35%	380	7%
Net Margin | GAAP	10.3%	9.3%	1.0 p.p.	9.4%	0.9 p.p.
Net Income for the quarter amounted to R$ 411 million on a non-GAAP basis, representing an increase of +23%, from R$ 334 million reported in 4Q21, reflecting our business growth in PagSeguro and PagBank, lower losses and operational efficiencies partially offset by higher Financial Expenses, Depreciation and Amortization, and POS Write-off. Non-GAAP Net Margin reached 10.4%, compared to 10.3% reported in 4Q21.
Including Non-GAAP expenses of R$ 4 million, Net Income on a GAAP basis totaled R$ 408 million in the quarter, representing an increase of +35% when compared to R$ 301 million reported in 4Q21, benefited by the items listed above and lower volume in share-based compensation. GAAP Net Margin reached 10.3%, compared to 9.3% reported in 4Q21.

Adjusted EBITDA and Non-GAAP Net Income Reconciliation

R$ Million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22
Net Income | GAAP	271	272	322	301	350	367	380	408
(+) Income Tax and Social Contribution	89	66	100	67	67	76	45	67
(+) LTIP Expenses[3]	80	106	141	44	28	51	43	(42)
(+) POS Write-off	0	0	0	0	0	93	41	66
(+) Depreciation and Amortization	158	182	203	226	249	281	294	307
(-) Other Financial Income	(35)	(35)	(46)	(44)	(42)	(45)	(46)	(43)
(+) M&A Expenses[4]	0	2	4	0	0	0	0	0
(+) FX Expenses	9	36	19	17	13	9	12	15
(+) PagPhone realizable value reversal[1]	0	0	0	0	0	0	(53)	0
(-) Software's disposals[3]	0	0	0	0	0	0	29	11
(-) Boleto Flex impairment[3]	0	0	0	0	0	0	13	0
(-) Agreement with POS supplier[3]	0	0	0	0	0	0	10	0
Adjusted EBITDA	573	629	742	612	665	831	770	788
(+) Tax Provision Reversal[3]	(29)	0	0	0	0	0	0	0
(+) Digital Losses[2]	73	0	0	0	0	0	0	0
(+) PagPhone write-off[3]	0	0	0	139	0	0	0	0
Adjusted EBITDA | Recurring	617	629	742	751	665	831	770	788

R$ Million	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22	4Q22
Net Income | GAAP	271	272	322	301	350	367	380	408
(+) LTIP Expenses[3]	80	106	141	44	28	51	43	(42)
(+) M&A Expenses[4]	5	5	6	6	5	5	5	5
(+) Income Tax and Social Contribution	(29)	(38)	(50)	(17)	(11)	(19)	(16)	(2)
(+) PagPhone realizable value reversal[1]	0	0	0	0	0	0	(35)	0
(-) Software's disposals[3]	0	0	0	0	0	0	19	11
(-) Boleto Flex impairment[3]	0	0	0	0	0	0	8	0
(-) Agreement with POS supplier[3]	0	0	0	0	0	0	7	0
(+) Capitalized Expenses of platforms development	0	0	0	0	0	0	0	32
Net Income | Non-GAAP	327	345	419	334	371	403	411	411
(+) Tax Provision Reversal[3]	(19)	0	0	0	0	0	0	0
(+) Digital Losses[2]	48	0	0	0	0	0	0	0
(+) PagPhone write-off[3]	0	0	0	92	0	0	0	0
Net Income | Recurring	356	345	419	426	371	403	411	411
Non-GAAP expenses booked in:
1. Transaction Costs;
2. Total Losses;
3. Operating Expenses;
4. Depreciation and Amortization.

Cash Flow Analysis

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Earnings before Income Taxes	475	368	29%	425	12%
Expenses (Revenues) not affecting Cash	146	777	-81%	1,238	-88%
Net Cash provided by (used in) Operating Activities	1,960	134	1362%	1,071	83%
Net Cash provided by (used in) Investing Activities	(427)	(200)	113%	(498)	-14%
Net Cash provided by (used in) Financing Activities	(1,109)	738	n.a.	(361)	n.a.
Increase (Decrease) in Cash and Cash Equivalents	425	672	-37%	213	100%
Cash and Cash Equivalents at the beginning of the Period	1,404	1,122	25%	1,192	18%
Cash and Cash Equivalents at the end of the Period	1,829	1,794	2%	1,404	30%
Cash and Cash Equivalents at the beginning of 4Q22 amounted to R$ 1,404 million and ended the period amounted to R$ 1,829 million, representing an increase of R$ 425 million. Earnings before Income Taxes in 4Q22 was R$ 475 million, +29% vs. 4Q21.
The Revenues, Income and Expenses which did not affect our cash flows, totaled a negative amount of R$ 146 million in 4Q22. This decrease is mainly explained by:
▪Decrease in Total Losses, mainly related to better fraud prevention actions related PagSeguro TPV and more detailed credit analysis for PagBank Credit operations, both totaling R$ 192 million, representing a decrease of 11% vs. 4Q21;
▪Increase in Depreciation and Amortization amounted to R$ 307 million, representing an increase of +36% vs. 4Q21;
▪Decrease in Interest accrued of Financial Assets and Liabilities totaling an expense of R$ 471 million vs. an income of R$ 146 million in 4Q21. This variation in 4Q22 is mainly related to a reclassification of interest paid to the line item interest income received, net; and
▪Increase in Disposal of Property, Equipment, and Intangible Assets, mainly explained by the write-offs of POS devices and software totaling R$ 82 million during 4Q22.
Net Cash provided by (used in) | Operating Activities

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Net Cash provided by (used in) Operating Activities	1,960	134	1362%	1,071	83%
Earnings before Income Taxes	475	368	29%	425	12%
Expenses (Revenues) not affecting Cash	146	777	-81%	1,238	-88%
Changes in Operating Assets and Liabilities	1,162	(1,518)	n.a.	(1,548)	n.a.
Income Tax and Social Contribution paid	(3)	(19)	-83%	(7)	-51%
Interest Income received	181	527	-66%	963	-81%

Net Cash provided in Operating Activities in 4Q22 totaled R$ 1,960 million, representing an increase of 1362% vs. 4Q21.
The adjustments for changes in Operating Assets and Liabilities in 4Q22 amounted to positive cash flow of R$ 1,162 million, mainly due to:
▪Accounts receivable, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing bank (net of Transaction Costs and Financial Expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers), consists of the difference between the opening and closing balances of the Accounts Receivable item of Current Assets and Non-current Assets on our Balance Sheet (R$ 36,994 million at December 31, 2022 compared to R$ 35,301 million at September 30, 2022) excluding Interest Income Received in cash and Total Losses, which are presented separately in the statement of Cash Flows. Accounts Receivable represented negative cash flow of R$ 2,898 million in the three months ended December 31, 2022
▪Payables to third parties, which is presented net of Revenue from Transaction Activities and Financial Income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to Third Parties item of Current Liabilities on our Balance Sheet (R$ 18,176 million as of December 31, 2022 compared to R$ 14,947 million as at September 30, 2022). Payables to Third Parties represented a positive cash flow of R$ 3,826 million in the three months ended December 31, 2022;
▪Receivables from (Payables to) related Parties, consists of the difference between the opening and closing balances of the Payables to related Parties excluding Interest Paid, which are presented separately in the statement of Cash Flows. (R$ 594 million as at December 31, 2022 compared to R$ 451 million as at September 30, 2022). Receivables from (Payables to) related Parties represented positive cash flow of R$ 129 million in the three months ended December 31, 2022;
▪Salaries and Social Charges consist of the amounts that were recorded on our Statement of Income, but which remained unpaid at the end of the period. This item represented negative cash flow of R$ 8 million in the three months ended December 31, 2022
▪Trade Payables consists of the difference between the opening and closing balances of trade payables (R$ 449 million on December 30, 2022, compared to R$ 372 million on September 30, 2022). Trade payables represented a positive cash flow of R$ 86 million in the three months ended December 31, 2022.
▪Taxes and contributions item consists of sales taxes (ISS. ICMS. PIS and COFINS). This item represented positive cash flow of R$ 2 million in the three months ended December 31, 2022.
▪Financial Investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a positive cash flow of R$ 52 million in the three months ended December 31, 2022.
▪Taxes Recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented positive cash flow of R$ 51 million in the three months ended December 31, 2022.
▪Deposits consists of issued certificates of deposit. excluding paid interest income paid to, which are presented separately in the statement of cash flows. This item represented a negative cash flow of R$ 91 million in the three months ended December 31, 2022.
▪We paid Income tax and social contribution in cash totaling R$ 3 million and recorded positive cash flow of R$ 181 million related to interest income received in cash in the three months ended December 31, 2022.
▪Interest Income received, net consisted of interest recorded under Accounts Receivable (monthly), which related to fees charged from merchants, considering the Brazilian monthly Interest Rate over PAGS Accounts Receivable and interest paid related to our deposits. Interest Income amounted to R$ 181 million.

Net Cash provided by (used in) | Investing Activities

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Net Cash provided by (used in) Investing Activities	(427)	(200)	113%	(498)	-14%
Amount paid on Acquisitions, Net of Cash Acquired	0	1	n.a.	0	n.a.
Capital Expenditures	(378)	(523)	-28%	(502)	-25%
% of Total Revenue and Income	-9.5%	-16.2%	(0.4) p.p.	-12.4%	2.9 p.p.
Purchases of Property and Equipment	(69)	(271)	-75%	(247)	-72%
Purchases and Development of Intangible Assets	(309)	(252)	23%	(256)	21%
Acquisition of Financial Investments	0	0	n.a.	4	n.a.
Redemption of Financial Investments	(48)	322	n.a.	0	n.a.
Net Cash used in Investing Activities in 4Q22, totaled R$ 427 million, representing an increase of 113% vs. 4Q21, mainly due to:
▪Purchases of Property and Equipment of R$ 69 million, representing a decrease of 75% y/y, mainly related to less POS device purchases.
▪Purchases and Development of Intangible Assets of R$ 309 million, representing an increase of 23% y/y, in connection with purchases of third-party software and salaries and other amounts that we invested to develop software and technology internally, which we capitalize as intangible assets.
▪Acquisition (redemption) of Financial Investments, which negatively impacted cash flows in the total amount of R$ 49 million.
Net Cash provided by (used in) | Financing Activities

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Net Cash provided by (used in) Financing Activities	(1,109)	738	n.a.	(361)	n.a.
Payment of Borrowings	(963)	0	n.a.	(250)	285%
Proceeds from Borrowings	0	1,012	n.a.	0	n.a.
Payment of Borrowings Interest	(42)	0	n.a.	(8)	400%
Payment of Leases	(4)	(5)	-8%	(4)	0%
Acquisition of Treasury Shares	(100)	(258)	-61%	(98)	1%
Capital Increase by non-controlling Shareholders	0	(12)	n.a.	0	n.a.
Net Cash used in Financing Activities in 4Q22, totaled a negative cash flow of R$ 1,109 million, this increase vs. a positive cash flow of R$ 738 million in 4Q21 is related to payments of borrowings and its interests in the amount of R$ 1,105 million, payments of R$ 4 million in connection with leases and R$ 100 million to shares repurchase.

Appendix
Balance Sheet

R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Assets	45,329	31,076	46%	43,276	5%
Current Assets	39,767	26,719	49%	37,709	5%
Cash and Cash Equivalents	1,829	1,794	2%	1,405	30%
Financial Investments	1,103	783	41%	1,074	3%
Accounts Receivable	36,249	23,429	55%	34,570	5%
Inventories	13	50	-73%	52	-74%
Taxes Recoverable	411	469	-13%	460	-11%
Other Receivables	162	195	-17%	149	9%
Non-Current Assets	5,562	4,356	28%	5,567	0%
Judicial Deposits	45	40	12%	44	2%
Accounts Receivable	746	229	226%	731	2%
Other Receivables	19	12	58%	16	19%
Deferred Income Tax and Social Contribution	99	121	-18%	103	-3%
Investment	2	16	-89%	2	5%
Property and Equipment	2,493	2,289	9%	2,672	-7%
Intangible Assets	2,159	1,650	31%	1,999	8%
Liabilities and Equity	45,329	31,076	46%	43,276	5%
Current Liabilities	29,740	19,003	57%	28,287	5%
Payables to Third Parties	17,988	13,217	36%	14,947	20%
Trade Payables	449	578	-22%	372	21%
Payables to Related Parties	594	544	9%	451	32%
Borrowings	0	1,006	n.a.	987	n.a.
Derivative Financial Instruments	22	14	56%	157	-86%
Deposits	10,101	3,056	230%	10,795	-6%
Salaries and Social Charges	293	260	13%	301	-3%
Taxes and Contributions	90	64	40%	73	22%
Provision for Contingencies	46	28	67%	43	8%
Deferred Revenue	126	163	-22%	132	-4%
Other Liabilities	31	74	-57%	29	9%
Non-Current Liabilities	3,747	1,571	139%	3,477	8%
Payables to Third Parties	85	0	n.a.	0	n.a.
Deferred Income Tax and Social Contribution	1,564	1,392	12%	1,530	2%
Provision for Contingencies	14	14	3%	15	-1%
Deposits	1,895	78	2343%	1,843	3%
Deferred Revenue	17	17	1%	19	-8%
Other Liabilities	171	70	144%	70	145%
Equity	11,842	10,502	13%	11,512	3%
Capital Reserve	6,103	6,076	0%	6,089	0%
Retained earnings	6,237	4,733	32%	5,830	7%
Treasury Shares	(475)	(285)	67%	(377)	26%
Other Comprehensive Income	(0)	1	n.a.	(9)	-98%
Equity Valuation Adjustments	(22)	(22)	0%	(22)	0%

Income Statement | Fourth Quarter 2022

Non-GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Total Revenues and Income	3,962	3,236	22%	4,035	-2%
Transaction Activities and Other Services	2,304	2,060	12%	2,292	1%
Financial Income	1,615	1,133	42%	1,697	-5%
Other Financial Income	43	44	-1%	46	-6%
Total Costs and Expenses	(3,482)	(2,818)	24%	(3,563)	-2%
Cost of Sales and Services	(1,974)	(1,830)	8%	(1,911)	3%
Selling Expenses	(435)	(424)	3%	(531)	-18%
Administrative Expenses	(115)	(143)	-20%	(141)	-19%
Financial Expenses	(855)	(403)	112%	(921)	-7%
Other Expenses, Net	(103)	(19)	449%	(59)	74%
Income Tax and Social Contribution	(69)	(84)	-18%	(61)	13%
Current income tax and social contribution	(34)	(91)	-62%	2	n.a.
Deferred income tax and social contribution	(35)	6	n.a.	(63)	-44%
% Tax Rate	12.9%	26.3%	(1) p.p.	0	(0.3) p.p.
Net Income | Non-GAAP	411	334	23%	411	0%
% Net Margin	10.2%	15.1%	(0) p.p.	10.3%	(0.0) p.p.
Non-GAAP effects	(4)	(33)	-89%	(31)	-88%
Net Income | GAAP	408	301	35%	380	7%
Total Cost and Expenses explained by function
Total Costs and Expenses amounted to R$ 3,482 million in the 4Q22, representing an increase of 24% from R$ 2,818 million recorded in the 4Q21.
On a GAAP basis, including LTIP Expenses reversal of R$ 42 million, Software disposals of R$ 11 million, M&A expenses in the amount of R$ 4.6 million; and Capitalized expenses related to platforms development in the amount of R$ 32 million,Total Costs and Expenses amounted to R$ 3,487 million, representing an increase of +22% in comparison with R$ 2,868 million presented in 4Q21.
The increase is mainly related to:
    Cost of Sales and Services reached R$ 1,974 million in the 4Q22, representing an increase of +8% from R$ 1,830 million reported in the 4Q21, mainly due to an increase related to Interchange and Card scheme fees and higher Depreciation of the POS devices.
When including non-GAAP related to LTIP Costs, Cost of services reached R$ 1,969 million, representing an increase of +7%, from R$ 1,833 million reported in the 4Q21.
    Selling Expenses totaled R$ 435 million, representing an increase of +3% from R$ 424 million reported in the same period of 2021, mainly due to an increase in expected credit losses, partially offset by marketing expenses efficiency;
    Administrative Expenses reached R$ 115 million, representing a decrease of -20% from R$ 143 presented in 4Q21, due to lower share-based compensation during the period;
    Financial Expenses totaled R$ 855 million in 4Q22, representing an increase of +112% vs. 4Q21 mainly due to the increase in Brazilian Interest Rate (SELIC) and TPV growth; and
    Other Expenses, net reached R$ 103 million in 4Q22, representing an increase of +449%, from expenses of R$ 19 million reported in 4Q21. This decrease is mainly driven by POS write-off during the period.

Income Statement | Full Year 2022

Non-GAAP | R$ Million	2022	2021	Var. y/y
Total Revenues and Income	15,335	10,449	47%
Transaction Activities and Other Services	8,906	6,785	31%
Financial Income	6,253	3,514	78%
Other Financial Income	176	149	18%
Total Costs and Expenses	(13,435)	(8,568)	57%
Cost of Sales and Services	(7,518)	(5,747)	31%
Selling Expenses	(1,946)	(1,523)	28%
Administrative Expenses	(544)	(517)	5%
Financial Expenses	(3,152)	(791)	299%
Other Expenses, Net	(276)	9	n.a.
Income Tax and Social Contribution	(302)	(455)	-34%
Current income tax and social contribution	(59)	(120)	-51%
Deferred income tax and social contribution	(243)	(335)	-28%
% Tax Rate	12.9%	24.2%	(0.5) p.p.
Net Income | Non-GAAP	1,597	1,425	12%
% Net Margin	10.2%	13.6%	(0.3) p.p.
Non-GAAP effects	(92)	(259)	-64%
Net Income | GAAP	1,505	1,166	29%
Basic and Diluted EPS | Fourth Quarter 2022

Earnings Per Share Reconciliation	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Net Income attributable to:
Owners of the Company | R$ Million	408	301	35%	380	7%
Non-controlling interests | R$ Million	—	—	—	—	—
Weighted average number of Outstanding Common Shares | # Million	327	330	-1%	328	0%
Weighted average number of common shares diluted | # Million	330	332	-1%	329	0%
Basic Earnings per common share | R$	1.2462	0.9125	37%	1.1639	7%
Diluted Earnings per common share | R$	1.2367	0.9073	36%	1.1562	7%
Basic and Diluted EPS | Full Year 2022

Earnings Per Share Reconciliation	2022	2021	Var. y/y
Net Income attributable to:
Owners of the Company | R$ Million	1,505	1,166	29%
Non-controlling interests | R$ Million	—	0.2	—
Weighted avg. number of Outstanding Common Shares | # Million	327	330	-1%
Weighted avg. number of common shares diluted | # Million	329	332	-1%
Basic Earnings per common share | R$	4.6002	3.5303	30%
Diluted Earnings per common share | R$	4.5705	3.5105	30%

Cash Flow

GAAP | R$ Million	4Q22	4Q21	Var. y/y	3Q22	Var. q/q
Earnings before Income Taxes	475	368	29%	425	12%
Expenses (Revenues) not affecting Cash	146	777	-81%	1,238	-88%
Depreciation and Amortization	307	225	36%	294	4%
Chargebacks	192	214	-11%	273	-30%
Accrual of Provision for Contingencies	9	6	54%	17	-47%
Reversal of Taxes and Contributions	0	24	n.a.	0	n.a.
Share based Long Term Incentive Plan (LTIP)	14	44	-68%	37	-62%
Loss on Disposal of Property, Equipment and Intangible Assets	82	8	926%	84	-3%
Financial Instruments	22	6	274%	0	n.a.
Interest accrued	(471)	146	n.a.	509	n.a.
Other Financial Cost, Net	(9)	102	n.a.	23	n.a.
Changes in Operating Assets and Liabilities	1,162	(1,518)	n.a.	(1,548)	n.a.
Account Receivables	(2,898)	(4,109)	-29%	(4,999)	-42%
Financial Investments (Mandatory Guarantee)	52	(87)	n.a.	0	n.a.
Inventories	39	(68)	n.a.	(4)	n.a.
Taxes Recoverable	51	61	-16%	14	264%
Other Receivables	(12)	(65)	-81%	56	n.a.
Deferred Revenue	(7)	(23)	-68%	(6)	16%
Other Payables	104	(3)	n.a.	(1)	n.a.
Payables to Third Parties	3,723	2,058	81%	329	1033%
Trade Payables	86	201	-57%	(146)	n.a.
Receivables from (Payables to) Related Parties	129	160	-20%	171	-25%
Deposits	(91)	421	n.a.	2,992	n.a.
Salaries and Social Charges	(8)	(18)	-55%	49	n.a.
Taxes and Contributions	2	(43)	n.a.	9	-76%
Provision for Contingencies	(7)	(5)	49%	(11)	-36%
Income Tax and Social Contribution paid	(3)	(19)	-83%	(7)	-51%
Interest Income received	181	527	-66%	963	-81%
Net Cash provided by (used in) Operating Activities	1,960	134	1362%	1,071	83%
Amount paid on Acquisitions, Net of Cash Acquired	0	1	n.a.	0	n.a.
Purchases of Property and Equipment	(69)	(271)	-75%	(247)	-72%
Purchases and Development of Intangible Assets	(309)	(252)	23%	(256)	21%
Acquisition of Financial Investments	0	0	n.a.	4	n.a.
Redemption of Financial Investments	(48)	322	n.a.	0	n.a.
Net Cash provided by (used in) Investing Activities	(427)	(200)	113%	(498)	-14%
Payment of Borrowings	(963)	0	n.a.	(250)	285%
Proceeds from Borrowings	0	1,012	n.a.	0	n.a.
Payment of Borrowings Interest	(42)	0	n.a.	(8)	400%
Payment of Leases	(4)	(5)	-8%	(4)	0%
Acquisition of Treasury Shares	(100)	(258)	-61%	(98)	1%
Capital Increase by non-controlling Shareholders	0	(12)	n.a.	0	n.a.
Net Cash provided by (used in) Financing Activities	(1,109)	738	n.a.	(361)	n.a.
Increase (Decrease) in Cash and Cash Equivalents	425	672	-37%	213	100%
Cash and Cash Equivalents at the beginning of the Period	1,404	1,122	25%	1,192	18%
Cash and Cash Equivalents at the end of the Period	1,829	1,794	2%	1,404	30%

Glossary
Active Merchants: At least one transaction in the last twelve months.
Adjusted EBITDA: GAAP Net Income + Income Tax and Social Contribution – Other Financial Income + POS Write-off + Depreciation and Amortization + FX Expenses + M&A Expenses + LTIP Expenses. Please see the Supplemental Information for a reconciliation of this adjusted financial measure.
ARPAC: Sum of LTM revenues / Average of active clients over the last 5 quarters.
Cash-in: Wire transfers + Pix transfers
Gross Margin: Gross Profit / Total Revenue and Income
Gross Profit
•PagSeguro: (MDR Revenue + Prepayment Revenue) – (Transaction Costs + Card Scheme Fee + Financial Expenses + Total Losses).
•PagBank: (Net Interest Income + Revenue form Services) – Provision for Losses.
Gross Take Rate
•PagSeguro: (Net Revenue from Transaction Activities and Other Services + Financial Income) / PagSeguro TPV. Excluding revenues and costs originated by membership fees.
•PagBank: (Net Interest Income + Revenue form Services) / PagBank Monetizable TPV.
Monthly TPV per Merchant: (PagSeguro TPV / Average Active Merchants of last two quarters)/3.
Net Margin: Net Income / Total Revenue and Income
Net Take Rate
•PagSeguro: (Net Revenue from Transaction Activities and Other Services + Financial Income - Transaction Costs) / PagSeguro TPV. Excluding revenues and costs originated by membership fees.
•PagBank: (Net Interest Income + Revenue form Services - Transaction Costs) / PagBank Monetizable TPV.
PagBank Clients: Number of bank accounts registered at Brazilian Central Bank.
PagBank Active Clients: Active clients using one additional digital account feature/service beyond acquiring and consumers with a balance in their digital account on the last day of the month.
PagBank Revenues: composed by Interest Income, Interchange from PagBank cards, transaction fees from day-to-day banking (bill payments, mobile-top ups, among others). It includes Float Revenue, intercompany revenue from PagSeguro’s funding.
ROAE Forward: (Net Income current period * 4) / Average of equity for the last 2 quarters.
Total Payment Volume (TPV): PagSeguro TPV + PagBank TPV.
•PagSeguro: Includes PagSeguro’s TPV, which is the value of payments successfully processed through our payments´ecosystem for new clients that are under zero MDR promotion and volumes that generates any type of revenues (MDR, fees, prepayment) and, net of payment reversals, not including PagBank TPV;
•PagBank: Includes prepaid card top-ups, cash cards spending, credit cards, mobile top-ups, wire transfers to third-party, cash-in through boletos, bill payments, tax collections, P2P transactions, QR Code transactions, credit underwriting, Super App and GMV.
Total ECL: PAGS total ECL does not exclude provision over 360 days.

Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions, as well as amortization and write-downs of the fair value of certain acquired assets. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Non-recurring effects: This consists of one-time effects related to PagPhone sales, PagPhone inventory provisions, tax impairment, software disposals and development. We exclude non-recurring effects from our non-GAAP measures primarily because such items are non-recurring and do not correlate to the operation of our business.
Income tax and social contribution on LTIP expenses, M&A expenses and non-recurring adjustments: This represents the income tax effect related to the LTIP expenses, M&A expenses and non-recurring adjustments mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Income Tax and Social Contribution Reconciliation,” and “Adjusted EBITDA and Non-GAAP Net Income Reconciliation” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS” and “Reconciliation of GAAP Measures to non-GAAP Measures.”
Earnings Webcast
PagSeguro Digital Ltd. (NYSE:PAGS) will host a conference call and earnings webcast on March 2, 2023, at 5:00 pm ET.

Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4090-1621 | +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 | +1 (844) 204-8942
Password: PagBank PagSeguro
Webcast: https://choruscall.com.br/pagseguro/4q22.htm
Contacts:
Investor Relations:
ir@pagseguro.com
investors.pagseguro.com
Media Press:
+55 (11) 992-350-009
pagbankpagseguro@xcom.net.br
Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 2, 2023

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer